UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42039

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Viking Holdings Ltd

(Translation of registrant’s name into English)

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94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

On March 31, 2026, Viking Holdings Ltd announced its 2026 Annual General Meeting of the Shareholders to be held on May 13, 2026. A copy of the notice to shareholders is furnished as Exhibit 99.1 and a copy of the proxy card is furnished as Exhibit 99.2 to this Report on Form 6-K and incorporated by reference herein.

The information in this Report on Form 6-K (including Exhibit 99.1 and Exhibit 99.2 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit Number	Description
99.1	Notice to Shareholders dated March 31, 2026
99.2	Proxy Card for the Viking Holdings Ltd 2026 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2026

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	President and Chief Financial Officer